Exhibit 99.3

E&P, Refining and Chemical Businesses Operated with High Efficiency

Green and Low-Carbon Transition Achieved Solid Start

PetroChina 2021 Operating Results

Achieved New Milestones

(Beijing, 31 March 2022) – PetroChina Company Limited (PetroChina” or “the Company”, HKSE: 00857; NYSE: PTR; SSE: 601857) announced that in 2021, the Company made solid progress in a number of areas including its production and operation, reform and innovation, quality and efficiency, safety and environmental protection and epidemic prevention. Both oil and gas industrial chains operated smoothly and efficiently. Green and low-carbon transition continued to accelerate. The Company reached new milestones across its major production indicators and operating results.

Results Review

Major operating results reached historical high. In 2021, The Company vigorously strengthened marketing and sales capacity toto ensure market supply. The Company achieved a revenue of RMB 2.6 trillion, representing an increase of 35.2% as compared with last year, reaching a historical high. Meanwhile, it made further progress in quality improvement and efficiency enhancement, in line with low-cost development principle. In 2021, the Company achieved good cost controls with increase of major cost items, for instance, domestic lifting cost and refinery unit cash processing cost, much lower than revenue growth. According to IFRS, profit from operations for 2021 was RMB161.15 billion, up by RMB85.22 billion year-on-year. Net profit attributable to owners of the Company amounted to RMB92.17 billion, representing an increase of RMB 73.16 billion year-on-year.

Financial position and asset quality continued to improve. The Company further optimized asset structure, strove to improve the efficiency of asset turnover, and continuously enhanced the return on assets, controlled debt scale and further optimized debt structure, with debt-to-capital ratio remained at a lower level. Interest-bearing debt reached ten-year low with weighted average rate of interest-bearing debt level hitting the lowest ever in history. The Company further strengthened capital management and optimized CAPEX with free cash flow of RMB 79.85 billion, representing a year-on-year increase of 13.8%.

Green and low-carbon transition took off quickly. The Company strove to implement “carbon peak and carbon neutrality” initiatives in line with its major strategic positioning. With the objectives and commitments to achieving carbon emission peak by around 2025 and “near-zero” emissions by around 2050, the Company formulated and implemented specific plan for new energy business as well as the Green and Low-Carbon Development Action. It closely followed its overall deployment plan its three-stage overarching strategy of—clean energy substitution, strategic succession and green transition, and accelerated the implementation of the green industry layout. In 2021, the proportion of natural gas output in oil and gas equivalent output continued to increase. In addition, the Company also implemented a number of new energy projects based on its deployments on wind, solar, geothermal, electricity and hydrogen, among which 39 projects were completed and put into operations. As a result, new energy generation and utilization capacity increased by 3.50 million tons of standard coal per year, demonstrating a breakthrough in green and low-carbon transition. Total volume and intensity of annual energy consumption and greenhouse gas emission all decreased compared to previous year.

Iconic achievements in scientific and technological innovation. With innovation as a primary development driver, the Company continued to increase its investment and efforts into scientific and technological research. In 2021, a number of major science and technology projects were planned and implemented, and breakthroughs were made in core technologies. The Company upgraded geological theories and exploration and production technologies for deep and ultra-deep ancient marine carbonate rocks and onshore shale oil. The national demonstration projects of million-ton ethane to ethylene were put into operation with self-developed technology. In addition, the Company developed and applied a complete set of technologies for high-end synthetic rubber, high-end synthetic fibers, and synthetic resins. All these technologies helped increase oil and gas reserves and productions as well as transition and upgrading of refining and chemical industries. The Company launched pilot projects for digital transformation and intelligent development, such as “Digital PetroChina“, and established Shenzhen New Energy Research Institute and Shanghai New Materials Research Institute with focus on building new energy and new materials R&D and innovation centers and cultivating a new phase of energy and chemical innovations.

Oil and gas reserves and output increased, achieving both higher quantity and profitability. The Company advanced efficient exploration and increased oil and gas reserves and production. Major breakthroughs and discoveries were made in Ordos, Tarim, Junggar and Sichuan basins. Domestic oil and gas equivalent reserve replacement ratio reached 1.47, and domestic crude oil reserve replacement ratio reached 2.21, the highest since the Company’s listing. The Company adhered to the strategy of “stabilizing oil and increasing gas production” and facilitated stable production in mature oil and gas fields and efficient production capacity build-out in new areas, resulting in growth of both domestic oil and gas productions. Domestic crude oil output was 753.4 million barrels, representing an increase of 1.3% compared with that of last year, and domestic marketable natural gas output was 4,222.2 billion cubic feet, representing an increase of 5.7% compared with last year. Natural gas production reached the highest level in history, and the proportion of natural gas in oil and gas equivalent output continued to increase. The Company optimized its overseas oil asset and business structure, and regional development plan, continuously enhancing the ability of resource acquisitions and quality improvement and efficiency. In 2021, Exploration and Production business achieved an operating profit of RMB68.45 billion, representing an increase of RMB45.36 billion year-on-year.

Substantial results achieved for transformation and upgrading of refining and chemical businesses. The transformation and upgrading of refining and chemical business achieved new breakthroughs. The Company optimized its product structure with higher proportion of high-profitability refined products. Production of chemicals commodity products was 30.796 million ton, up 6.7% year-on-year, with the output of new materials business increased significantly. In 2021, the Refining and Chemicals business achieved an operating profit of RMB49.74 billion, representing an increase of RMB51.57 billion year-on-year. Among that, the refining business recorded an operating profit of RMB37.73 billion, increasing by RMB50.53 billion from last year while the chemical business realized an operating profit of RMB12.01 billion, representing an increase of RMB1.04 billion as compared with last year. Production of chemicals commodity products, profit of refining and chemical businesses all reached the best levels in history.

Sales quality and profitability of marketing business greatly improved. By focusing on promoting network upgrades, oil product upgrades, and service upgrades, the Company successfully created an ecosystem of “people, vehicles, and life”. Domestic sales of refined oil products increased by 6.2% year-on-year. In 2021, the Marketing business achieved an operating profit of RMB13.28 billion, representing an increase of RMB16.18 billion year-on-year. Meanwhile, the Company actively explored online and offline omni-channel sales model on non-oil business, resulting in the highest gross profit in history with significant increase compared to last year. The international trading business was strengthened with depended integration of domestic and overseas markets. In 2021, the Marketing segment recorded an operating profit of RMB13.28 billion, representing an increase of RMB16.18 billion as compared with last year.

Record high production and sales of natural gas business. The Company commits to supplying energy in particular of clean energy as a meaningful substitution. Domestic sales of natural gas achieved a record high of 194.59 billion cubic meters, equivalent to replacing 259 million tons of standard coal and reducing CO2 emissions by 260 million tons. While ensuring the safe and stable supply of natural gas, the Company also constantly put efforts in controlling costs and optimizing the marketing strategy and layout so as to enhance profitability. In 2021, natural gas business recorded an operating profit of RMB43.97 billion, representing a solid growth after excluding the impact from pipeline restructuring.

Outlook

Mr. Dai Houliang, Chairman of PetroChina, commented: “Looking forward, PetroChina will always hold the value of ‘green development and energy delivery, facilitating the growth momentum of customers and empowering people to enjoy a better life’. It will forge ahead with pioneering spirit and strive to achieve more solid results to return to shareholders and sustainable development for the Company, environment, society and stakeholders as a whole.”

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Additional information on PetroChina is available at the Company’s website: http://www.petrochina.com.cn

Issued by PetroChina Company Limited

For further information, please contact:

PetroChina Company Limited

PR Agency (Overseas media):

PRChina Limited	Fax: (852) 2522 1838
Joanne Liu	Tel: (852) 2521 9955
Email: petrochina@prchina.com.hk

PR Agency (Domestic media):

EverBloom Investment Consulting Lt. Co.	Fax: (8610) 8562 3181
Di Shen	Tel: (8610) 5166 3828
Email: zhongshiyou.list@everbloom.com

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